Amendment dated April 18, 2023 to the Pricing Supplements for the Exchange-Traded Notes set forth in Schedule A, to the Prospectus dated May 23, 2022, the Prospectus Supplement dated June 27, 2022

Barclays Bank PLC iPath® Exchange-Traded Notes

This amendment amends and supplements the applicable pricing supplement for each series of exchange-traded notes issued by Barclays Bank PLC set forth in Schedule A below (the “ETNs”). The terms of each series of ETNs are as described in the most recent pricing supplement relating to that series of ETNs (each, a “Pricing Supplement”). Terms used but not defined herein have the meanings given to them in the applicable Pricing Supplement.

Holder Redemption: Subject to the redemption procedures described in the relevant Pricing Supplement (other than as hereby amended), you may redeem your ETNs on any redemption date during the term of the ETNs. Prior to the open of trading on April 18, 2023, we will waive the minimum redemption amount so that you may exercise your right to redeem your ETNs on any redemption date with no minimum amount. Our waiver of the minimum redemption amount will be available to any and all holders of the ETNs on such redemption dates and will remain in effect until, but excluding, the final valuation date of the ETNs. As described in the relevant Pricing Supplement, the Issuer Redemption Valuation Date (as defined below) will be the “final valuation date” for each series of ETNs. Therefore, no elections for holder redemption having a valuation date on or after June 7, 2023 will be accepted by the Issuer. As a result of this modification, each Pricing Supplement is hereby amended to reflect the waiver of the minimum redemption amount.

Issuer Redemption: On April 18, 2023, Barclays Bank PLC announced that it will exercise its issuer call option and redeem in full each series of ETNs on June 14, 2023 (the “Issuer Redemption Date”). Holders of such ETNs on the Issuer Redemption Date will receive a cash payment per ETN equal to the applicable closing indicative value or daily redemption value, as the case may be, of the ETNs (as defined in the relevant Pricing Supplement) on June 7, 2023 (the “Issuer Redemption Valuation Date”), which is the fifth trading day prior to the Issuer Redemption Date, subject to postponement in the event of a market disruption event. Trading of the ETNs will be suspended before the market open on June 8, 2023. As a result of this modification, each Pricing Supplement is amended to reflect this announcement.

Risk Factors: As described in each Pricing Supplement, the payment you receive may be less than the payment that you would have otherwise been entitled to receive at maturity and may be less than the secondary market trading price of the ETNs. Also, you may not be able to reinvest any amounts received on the Issuer Redemption Date in a comparable investment. The redemption of the ETNs described herein may also adversely impact your ability to sell your ETNs, and/or the price at which you may be able to sell your ETNs.

You may lose all or a substantial portion of your investment if you invest in the ETNs. Any payment on the ETNs at or prior to maturity, including any repayment of principal, is not guaranteed by any third party and is subject to the creditworthiness of Barclays Bank PLC. See “Risk Factors” in the Pricing Supplement and “Risk Factors” in the accompanying prospectus supplement for more information.

The ETNs may not be suitable for all investors. Investors should consult with their broker or financial advisor when making an investment decision and to evaluate their investment in the ETNs.

The ETNs are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these ETNs or determined that this amendment or any Pricing Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Amendment dated April 18, 2023

to the Pricing Supplements for the Exchange-Traded Notes set forth in Schedule A

You should read this amendment and the applicable Pricing Supplement together with the prospectus dated May 23, 2022, as supplemented by the prospectus supplement dated June 27, 2022 relating to our Global Medium-Term Notes, Series A, of which the ETNs are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated May 23, 2022:

http://www.sec.gov/Archives/edgar/data/312070/000119312522157585/d337542df3asr.htm

•	Prospectus Supplement dated June 27, 2022:

http://www.sec.gov/Archives/edgar/data/0000312070/000095010322011301/dp169388_424b2-prosupp.htm

SCHEDULE A

This Amendment applies to all exchange-traded notes issued by Barclays Bank PLC specified in the table below.

Name of ETN	Ticker	Exchange	CUSIP
iPath® Pure Beta Crude Oil ETN	OIL	NYSE Arca	06740P221
iPath® Pure Beta Broad Commodity ETN	BCM	NYSE Arca	06740P114
iPath® S&P GSCI® Total Return Index ETN	GSP	NYSE Arca	06738C794
iPath® Bloomberg Cocoa Subindex Total ReturnSM ETN	NIB	NYSE Arca	06739H313
iPath® Bloomberg Lead Subindex Total ReturnSM ETN	LD	NYSE Arca	06739H263
iPath® Series B Bloomberg Natural Gas Subindex Total ReturnSM ETN	GAZ	NYSE Arca	06745T368
iPath® Series B Bloomberg Energy Subindex Total ReturnSM ETN	JJE	NYSE Arca	06746P530
iPath® Series B Bloomberg Copper Subindex Total ReturnSM ETN	JJC	NYSE Arca	06746P555
iPath® Series B Bloomberg Coffee Subindex Total ReturnSM ETN	JO	NYSE Arca	06746P563
iPath® Series B Bloomberg Grains Subindex Total ReturnSM ETN	JJG	NYSE Arca	06746P522
iPath® Series B Bloomberg Nickel Subindex Total ReturnSM ETN	JJN	NYSE Arca	06746P480
iPath® Series B Bloomberg Cotton Subindex Total ReturnSM ETN	BAL	NYSE Arca	06746P548
iPath® Series B Bloomberg Tin Subindex Total ReturnSM ETN	JJT	NYSE Arca	06746P431
iPath® Series B Bloomberg Sugar Subindex Total ReturnSM ETN	SGG	NYSE Arca	06746P449
iPath® Series B Bloomberg Agriculture Subindex Total ReturnSM ETN	JJA	NYSE Arca	06746P589
iPath® Series B Bloomberg Industrial Metals Subindex Total ReturnSM ETN	JJM	NYSE Arca	06746P514
iPath® Series B Bloomberg Aluminum Subindex Total ReturnSM ETN	JJU	NYSE Arca	06746P571
iPath® Series B Bloomberg Livestock Subindex Total ReturnSM ETN	COW	NYSE Arca	06746P498
iPath® Series B Bloomberg Softs Subindex Total ReturnSM ETN	JJS	NYSE Arca	06746P456
iPath® Series B Bloomberg Precious Metals Subindex Total ReturnSM ETN	JJP	NYSE Arca	06746P464
iPath® Series B Bloomberg Platinum Subindex Total ReturnSM ETN	PGM	NYSE Arca	06746P472